UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

THE MICHAELS COMPANIES, INC.

(Name of Subject Company (Issuer))

MAGIC MERGECO, INC.

(Offeror)

A direct wholly owned subsidiary of

MAGIC ACQUIRECO, INC.

(Parent of Offeror)

APOLLO MANAGEMENT IX, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.067751 PER SHARE

(Title of Class of Securities)

59408Q106

(CUSIP Number of Class of Securities)

Magic MergeCo, Inc.

c/o Apollo Management IX, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gregory B. Klein

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars – 29th Floor

Los Angeles, CA 90067

(310) 407-7500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,298,666,432.00	$359,884.51

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 142,039,199 shares of common stock, par value $0.067751 per share (“Shares”), of The Michaels Companies, Inc., a Delaware corporation (“Michaels”), issued and outstanding multiplied by the offer price of $22.00 per share, (ii) 6,331,265 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $22.00 per Share, and (iii) the net offer price for options to purchase 3,370,725 Shares with an exercise price less than $22.00 per Share (which is calculated by multiplying the number of Shares underlying such in-the-money stock options by an amount equal to $22.00 per Share minus the weighted average exercise price of $11.76 per Share). The foregoing share figures have been provided by Michaels and are as of March 11, 2021, the most recent practicable date.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $359,884.51	Filing Party: Magic MergeCo, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 16, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on March 16, 2021 by Magic MergeCo, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Magic AcquireCo, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.067751 per share (“Shares”), of The Michaels Companies, Inc., a Delaware Corporation (“Michaels”), at a price of $22.00 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2021 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1, 4, 6 and 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1, 4, 6 and 11, and Item 12, as reflected below.

Items 1, 4, 6 and 11.

Items 1, 4, 6 and 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

On April 8, 2021, Purchaser announced an extension of the Offer Expiration Time until 5:00 p.m., New York City time, on April 14, 2021, unless further extended or earlier terminated in accordance with the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on April 12, 2021.

The Depositary and Paying Agent has advised Purchaser that, as of 5:00 p.m., New York City time, on April 8, 2021, approximately 57,954,675 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 40.49% of the outstanding Shares.

Parent and Purchaser expect the Offer will be consummated promptly following the Offer Expiration Date (as hereby extended), subject to the satisfaction or waiver of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(C).

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT INDEX

(a)(5)(C)	Press Release issued by Purchaser on April 8, 2021.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows: All references in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) of the expiration date of the Offer being “one minute after 11:59 p.m., New York City time, on April 12, 2021” are amended and replaced with “5:00 p.m., New York City time, on April 14, 2021.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGIC MERGECO, INC.

By	/s/ James Elworth
Name:	James Elworth
Title:	Vice President
Date:	April 8, 2021

MAGIC ACQUIRECO, INC.

By	/s/ James Elworth
Name:	James Elworth
Title:	Vice President
Date:	April 8, 2021

APOLLO MANAGEMENT IX, L.P.

By	AIF IX Management, LLC, its General Partner

By	/s/ James Elworth
Name:	James Elworth
Title:	Vice President
Date:	April 8, 2021

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 16, 2021.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on March 16, 2021.*

(a)(5)(A)	Joint Press Release issued by Michaels and Parent on March 3, 2021 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Michaels filed with the Securities and Exchange Commission on March 3, 2021).*

(a)(5)(B)	Press Release issued by Parent on March 16, 2021.*

(a)(5)(C)	Press Release issued by Purchaser on April 8, 2021.

(b)(1)	Debt Commitment Letter, dated March 2, 2021, from Wells Fargo Bank, National Association, Bank of America, N.A, Barclays Bank PLC, Credit Suisse AG, Deutsche Bank AG, Mizuho Bank, LTD. and Royal Bank of Canada to Purchaser.*

(b)(2)	Debt Commitment Letter, dated March 2, 2021, from Credit Suisse AG, Wells Fargo Bank, National Association, Barclays Bank PLC, Deutsche Bank AG, Mizuho Bank, LTD., Royal Bank of Canada and Bank of America, N.A. to Purchaser.*

(d)(1)	Agreement and Plan of Merger, dated as of March 2, 2021, by and among Michaels, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Michaels with the Securities and Exchange Commission on March 3, 2021).*

(d)(2)	Confidentiality Agreement, dated January 20, 2021, between Michaels and Apollo Management IX, L.P.*

(d)(3)	Limited Guarantee, dated as of March 2, 2021, by Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners IX, L.P. and Apollo Overseas Partners (Lux) IX, SCSp in favor of Michaels.*

(d)(4)	Equity Commitment Letter, dated as of March 2, 2021, from Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners IX, L.P. and Apollo Overseas Partners (Lux) IX, SCSp to Parent.*

(d)(5)	Tender and Support Agreement, dated as of March 2, 2021, by and among Magic AcquireCo, Inc., Magic MergeCo, Inc., Bain Capital Integral Investors 2006, LLC and BCIP TCV, LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Michaels with the SEC on March 3, 2021).*

(g)	None.

(h)	None.

*	Previously filed.